VISIONWAVE HOLDINGS CORP.

300 Delaware Avenue, Suite 210 #301

Wilmington DE 19801

February 26, 2025

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn: Aliya Ishmukhamedova

Re:	VisionWave Holdings, Inc.
Registration Statement on Form S-4 Filed
January 24, 2025
File No. 333-284472

Dear Ms. Ishmukhamedova:

The following responses address the comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated February 11, 2025 (the “Comment Letter”) relating to the Registration Statement on Form S-4 submitted January 24, 2025 (the “Registration Statement”) of VisionWave Holdings Inc. (the “VisionWave”).

For the Staff’s convenience, the Staffs’ comments have been stated below in their entirety, followed by the corresponding responses from the Company.

Registration Statement on Form S-4 Preliminary Proxy Statement, page 4

1.       Please revise your cover page to reflect that Sponsors and other insiders hold 2,041,600 shares consisting of 484,000 Sponsor shares, 961,600 Anchor Investor shares, and 596,000 Former Sponsor shares, in line with your disclosure on page 23.

Response

We acknowledge the Staff’s comment and have revised the cover page to ensure the disclosure is in line with the disclosure on page 23.

Questions and Answers About the Business Combination and the Special Meeting Did the Company Board obtain a third-party valuation or fairness opinion..., page 23

2.       Please incorporate your response to prior comment 4 regarding your engagement of Marula Capital Group LLC and the referenced fairness opinion in this registration statement.

Response

We acknowledge the Staff’s comment and have revised page 23 of the Questions and Answers About the Business Combination and the Special Meeting section to incorporate the response to prior comment 4 into the Questions and Answers section.

What equity stake will current the Company Stockholders and Target Shareholders hold in VisionWave immediately after..., page 23

3.       We note the table you added at the top of page 25. Please explain to us, and revise your disclosures to better describe, what this table is intended to convey.

Response

We acknowledge the Staff’s comment and provide the following clarification. The table on page 25 is intended to illustrate the impact of dilution on non-redeeming Public Stockholders under various redemption scenarios and the effect of warrant exercises on post-closing share ownership. Specifically, the table conveys:

A. Dilution Effects of Redemptions – It shows how different levels of redemptions (ranging from 0% to Maximum Redemption) impact the post-closing ownership structure and the implied value per share.

B. Additional Dilution from Warrant Exercises – It further demonstrates the effect of exercising public and private warrants and how that would impact total shares outstanding and the value per share.

C. Excluding Sponsor and Insider Holdings – It provides an additional view by excluding Sponsor and Other Insider holdings to highlight the impact only on public stockholders.

To improve clarity, we have revised the disclosure immediately before the table to convey the above information.

4.       Please revise to remove the table at the top of page 26 showing net tangible book value as of September 30, 2024, and the related increase in net tangible book value per share attributable to Bannix’s stockholders as this information is not required under the guidance in Item 1604(c) of Regulation S-K.

Response

We acknowledge the Staff’s comment and have removed the table at the top of page 26 showing net tangible book value as of September 30, 2024 along with the related disclosure regarding the increase in net tangible book value per share attributable to Bannix’s stockholders. Please note that we have updated the financial statements throughout to reflect December 31, 2024.

5.       We note your revised adjusted net tangible book value per share calculations in response to prior comment 9. Please revise the numerator adjustment for “transaction costs attributed to Bannix” on page 26 to only reflect those transactions costs that are not currently included in Bannix’s most recent balance sheet. In this regard, based on adjustment CC to the pro forma statement of operations for the year ended December 31, 2023, it appears this adjustment should be $250,000. In addition, remove the brackets from the dilution per share to SPAC public shareholders on page 25.

Response

We acknowledge the Staff’s comment and have made the following revisions:

This comment has been resolved by revising the numerator adjustment for transaction costs attributed to Bannix in the table on page 26 to only reflect those transaction costs that are not currently included in Bannix’s December 31, 2024 balance sheet. The brackets have been removed from the dilution per share to public shareholders on page 25.

6.       We note your revised disclosure on page 27 and response to prior comment 12. Please revise to state this table excludes the impact of 7,306,000 shares underlying Bannix public and private warrants, and disclose the total shares and total valuation for each redemption level under a fully diluted scenario that includes the impact of these shares. Also, explain your reference to the IPO offering price of Iron Horse or otherwise revise.

Response

We acknowledge the Staff’s comment and have made the following revisions:

This comment has been resolved by adding a footnote to the disclosure on page 27 stating that total shares outstanding post de-SPAC Excludes the dilutive effect of 6,900,000 shares representing outstanding Bannix Public Warrants and 406,000 shares representing outstanding Bannix Private Warrants. A fully diluted scenario that includes the shares underlying the Public and Private Warrants has been added. The reference to Iron Horse has been revised to refer to Bannix.

Summary of the Proxy Statement/Prospectus, page 41

7.       We note your response to prior comment 15 and reissue the comment. Please provide in tabular format, the terms and amount of all compensation, including founder shares, private placement units, and reimbursements, received or to be received by Former Sponsors, Anchor Investors, Sponsor, its affiliates and promoters in connection with the business combination. Outside of the table, disclose the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the special purpose acquisition company. A cross reference to other locations of related disclosures in the prospectus is not sufficient. Ensure your disclosures addresses each aspect of Item 1604(b)(4) and 1603(a)(6) of Regulation S-K. The compensation table should disclose the number of securities issued by the SPAC to the SPAC Sponsor, its affiliates, and any promoters and the price paid or to be paid for such securities, or tell us why you believe you do not need to include those securities as compensation.

Response

We acknowledge the Staff’s comment and have revised page 42 to present all compensation-related disclosures in a tabular format, ensuring full compliance with Item 1604(b)(4) and 1603(a)(6) of Regulation S-K. The revised table now provides detailed information on:

● Stock awards (shares and warrants)

● Amounts paid

● Salary and other compensation

● Compensation received or to be received by Former Sponsors, Anchor Investors, the Sponsor, its affiliates, and promoters in connection with the Business Combination

A. Lock-Up Agreements (Item 1603(a)(6))

There are no lock-up agreements currently in place for the Sponsor, Former Sponsor, or Anchor Investors. Accordingly, we have included an explicit disclosure immediately following the table to confirm that no restrictions exist on the transfer of these securities post-merger.

B. Material Financing Transactions & Potential Dilution

● The table and accompanying disclosure provide clear transparency regarding all securities issuances and related compensation.

● We confirm that none of the disclosed issuances will result in material dilution to non-redeeming shareholders.

● The total merger consideration is 11 million shares, making the collective holdings of the Sponsor, Anchor Investors, and Former Sponsor relatively immaterial in the context of the overall transaction.

C. Redemption Rights

● None of the holders listed in the compensation table are entitled to redeem their shares.

● A disclosure clarifying this has been added to ensure that investors understand there are no redemption risks associated with these securities.

D. Future Dilution Considerations

● There are no anticipated sources of dilution tied to the Sponsor, Former Sponsor, or Anchor Investors beyond what is disclosed in the table.

● This ensures that non-redeeming shareholders are not subject to additional dilution from undisclosed future equity issuances.

We have also added additional disclosure following the table on page 42 confirming the above.

Accounting Treatment, page 52

8.       We note your revised disclosure in response to prior comment 20, where you state, “Target is the larger entity based on historical revenues and business operations.” In response to comment 9 from our November 15, 2024, comment letter, you removed such disclosure and instead indicated “Bannix’s size based on total assets is larger in relative size to Target, however Bannix has no operations and no or nominal operating assets...therefore Bannix considered the pro forma Enterprise Value of Target of $195 million.” Please explain your current disclosures or revise as necessary. To the extent you intend to retain your current disclosures, and as previously requested, explain in detail how you determined that Target is the larger entity based on historical revenues and business operations given that Target has not earned any revenues through September 30, 2024. Finally, ensure your disclosure here is consistent with disclosure on pages 105, 132 and 138, as applicable.

Response:

We acknowledge the Staff’s comment and confirm our intention to retain our current disclosure stating that “Target is the larger entity based on historical revenues and business operations.” To provide additional clarity, we have expanded our disclosure on pages 52, 105, and 132 to further substantiate this determination.

While Target has not yet generated revenues until the date of this report/proxy, it has engaged in significant operational activities that, in Bannix’s view, strongly indicate an imminent transition to revenue generation.

● Major Pilot Programs & Near-Term Deliveries

Since Q4 2024, Target has been engaged in multiple pilot programs with major defense companies, including:

● A defense pilot project in the UAE, following a competitive selection process against leading global defense firms. This $216,150 testing trial began in Q4 2024 and is continuing into Q1 2025.

● A demonstration with a leading U.S.-based defense contractor, which began in Q4 2024 and is continuing into Q1 2025, showcasing three Target products.

● A proposal submitted in partnership with a U.S.-based defense contractor to the U.S. Army Rapid Capabilities Joint C-sUAS Office (JCO), aiming for inclusion in a NATO and U.S. Army procurement program.

● Collaboration with the Israeli Ministry of Defense, with initial real-world deployments of Target’s solutions that began in Q4 2024 and are expected to continue into 2025.

● Operational Readiness & Technological Advancements

● For now, Target’s seven innovative products across three distinct categories have reached technology readiness levels suitable for commercial deployment.

● These products are currently undergoing final testing, optimization, and validation with customers before moving into full-scale manufacturing and deployment, upon receiving purchase orders.

Given the above, Bannix reasonably and conservatively believes that Target is on a clear path to securing revenues, supported by active pilots with major defense customers, firm commitments for testing and deployment, and a proven technological foundation ready for commercialization.

We have updated the disclosure on pages 52, 105, and 132 to ensure consistency throughout the document. However, as financial disclosures on page 138 will be replaced with December 2024 financials, no changes are needed on that page.

Risk Factors

If we are deemed to be an investment company under the Investment Company Act..., page 74

9.       We note your disclosure here that “[t]he proceeds held in the trust account may be invested by the trustee only in United States government treasury bills.” This appears inconsistent with your disclosure on page F-7, where you state: “[t]he Company has since divested its investments in the Trust Account and placed the funds in an interest- bearing demand deposit account.” Please revise to address the inconsistency.

Response

We acknowledge the Staff’s comment and have revised the disclosure on page 74 to ensure consistency with the disclosure on page F-7. The last paragraph on page 74 previously stated that the proceeds held in the trust account “may be invested by the trustee only in United States government treasury bills”, which is inconsistent with the current status of the trust account as disclosed in the financial statements.

The revised disclosure on page 74 now correctly reflects that the Company has divested its investments in the Trust Account and placed the funds in an interest-bearing demand deposit account, consistent with the disclosure on page F-7.

This revision ensures consistency between the Risk Factors section and the financial disclosures while accurately reflecting the current status of the trust account.

The Business Combination Proposal

Background of the Business Combination, page 94

10.       We note your response to prior comment 19 and reissue the comment. Please expand the background section to explain the basis for Target’s $110 million enterprise value given Target has had limited operations to date.

Response

Response

We acknowledge the Staff’s comment and have expanded the Background of the Business Combination section on page 94 to provide a more detailed explanation of the basis for Target’s $110 million enterprise value. This revised disclosure includes an in-depth description of the valuation methodologies deployed by Bannix, supported by Target’s secured customer engagements, advanced defense technology, and ongoing negotiations with major defense contractors and government agencies.

The enterprise valuation of $110 million for Target was not determined arbitrarily but based on a rigorous assessment utilizing multiple valuation methodologies, including market multiple analysis, comparable transaction benchmarking, discounted cash flow projections, and early-stage funding valuation techniques.

A. Valuation Methodologies Used by Bannix to Assess Target’s Enterprise Value

To derive a well-supported valuation, Bannix employed a combination of quantitative financial models and qualitative assessments to capture Target’s market potential, defense sector positioning, and expected revenue generation timeline.

i. Market Multiple Approach

Bannix analyzed over 15 publicly traded defense-tech companies, focusing on firms that:

● Operate within the aerospace, defense, and unmanned systems sectors.

● Have technology readiness levels (TRL) comparable to Target’s product line.

● Provide a relevant benchmark for Enterprise Value-to-Revenue (EV/Revenue) and Enterprise Value-to-EBITDA (EV/EBITDA) multiples.

Adjustments were made to account for Target’s early-stage status, secured pilots, and customer engagements.

ii. Comparable Transaction Methodology

Bannix examined more than 20 precedent transactions in the aerospace and defense industry, focusing on companies that:

● Were in early-stage commercialization but secured defense contracts.

● Had emerging AI-based defense technology solutions.

● Received funding or were acquired by major U.S. and international defense firms.

This benchmarking provided a clear reference for market-consistent valuation multiples.

iii. Discounted Cash Flow (DCF) Analysis

While Target has not yet generated revenues, Bannix applied a DCF model incorporating:

● Projected cash flows based on expected government and defense contracts.

● Risk-adjusted discount rates, accounting for pre-revenue considerations.

● Sensitivity analysis to test various revenue realization timelines.

iv. Early-Stage Funding Valuation

Since Target operates in an advanced pre-revenue phase, Bannix considered valuation methods commonly used for venture-stage defense technology firms, including:

● Pipeline validation of secured pilots and customer engagements.

● Strategic partnerships with defense agencies and procurement offices.

● Industry demand for AI-driven defense solutions, particularly in counter-UAS technology.

B. Active Engagements with Global Defense Contractors & Government Agencies

● Pilot Programs Currently in Execution

● UAE Defense Contractor ($9B Market Cap): A $216,150 live-fire testing trial began in Q4 2024 and is continuing into Q1 2025. Upon successful completion, this is expected to result in multi-million-dollar follow-on orders.

● Leading U.S.-Based Defense Contractor ($70B Market Cap): Target is engaged in active negotiations for additional defense applications.

● Israeli Ministry of Defense Collaboration: Target is in active discussions to provide AI-based surveillance and risk-identification solutions for securing Israel’s northern border.

● Recent AI Swarm Drone Demonstration

● In a recent simulated presentation for a major U.S. defense company, Target successfully demonstrated its AI-powered swarm drone control system, capable of coordinating up to 255 drones in real-time operations.

● Participation in the DoD’s Innovation Unit Counter-UAS Program

● A major U.S. defense contractor exclusively relied on Target’s technology in its Response to Request for Solutions (RFS) for the Department of Defense Innovation Unit (DIU) Counter Unmanned Aircraft Systems - NEXT (Counter NEXT) initiative.

● This request, part of the Department of Defense Science and Technology Directorate’s counter-drone program, validates Target’s unique market value and technological differentiation.

● Invitation to DHS Science & Technology Directorate Counter-UAS Initiative

● Target was invited to collaborate with a major U.S. defense company in responding to the Department of Homeland Security (DHS) Office of Mission and Capability Support (MCS) Request for Information (RFI) for Kinetic Mitigation Capabilities.

● This Counter-Unmanned Aircraft Systems (C-UAS) program is scheduled for summer 2025, positioning Target for potential government procurement contracts.

C. Final Valuation Determination

After conducting this multi-method analysis, Bannix initially estimated Target’s enterprise value in the range of $113 million - $138 million. Following negotiations, both Bannix and Target agreed upon a final valuation of $110 million, reflecting:

● The growing number of secured pilots and pending contracts.

● The nature of Target’s partnerships with top-tier defense contractors and government agencies.

● The expected revenue-generating potential in 2025.

The Company Board’s Reasons for the Approval of the Business Combination, page 100

11.       We note your revisions in response to prior comment 17. However, both here and on page 191 you continue to refer to Dr. Rittman as both a consultant and CTO of Target. Please revise or advise.

Response

We acknowledge the Staff’s comment and have revised the disclosures on pages 100 and 191 to remove references to Dr. Rittman as the CTO of Target, ensuring consistency throughout the filing. Dr. Rittman is now only referred to as a consultant in all relevant sections.

Unaudited Pro Forma Condensed Combined Financial Information Note 3 - Accounting for the Business Combination, page 138

12.       Please revise your disclosures here where you refer to the voting power of Bannix post-Business Combination and the ongoing operations of Bannix to instead refer to VisionWave.

Response

We acknowledge the Staff’s comment and have revised the disclosures in Note 3 - Accounting for the Business Combination on page 138 to correctly refer to VisionWave instead of Bannix when discussing post-Business Combination voting power and ongoing operations.

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2024, page 138

13.       Please revise pro forma adjustment (C) to remove the discussion of deferment agreements related to amounts due to Sponsor and Affiliates and the EVIE promissory note as those agreements are already discussed in pro forma adjustments (H) and (N), respectively. Revise your discussion of amounts included in pro forma adjustment (C) to explain that the $250,000 of estimated transaction costs recognized in accumulated losses have not yet been accrued and include a cross-refence to pro forma adjustment (CC) to the pro forma statement of operations for the year ended December 31, 2023. Also, revise to disclose that under Scenario 1 the $311,188 will be paid while under Scenario 2 such expenses will be deferred. In addition, tell us whether VisionWave or Target will incur any transaction costs related to the Business Combination and, if so, revise your pro forma financial statements accordingly.

Response

Response to SEC Comment 13

We acknowledge the Staff’s comment and have revised pro forma adjustment by revising pro forma adjustment C to remove the discussion of the deferment agreements related to amounts due to Sponsor and Affiliates and the EVIE promissory notes. The discussion has been revised to explain that the remaining $190,000 of transaction costs has been accrued on the pro forma balance sheet and reference to adjustment CC has been added. The disclosure has been revised to state that the $197,000 will be paid at closing while under Scenario 2 those expenses will be deferred. Vision Wave and Target will not incur any transaction costs.

14.       In response to prior comment 26 in your December 27, 2024, response letter you removed language that indicated the $200,000 due under the Securities Purchase Agreement will be forfeited upon liquidation or business combination. However, we note disclosure on pages F-6 and F-35 continue to disclose such terms. Further, pro forma adjustment (H) does not address this loan while the actual adjustment appears to reflect repayment of this loan. Please revise throughout to clarify whether this loan will be repaid or forfeited upon liquidation or business combination and revise your pro forma financials to either reflect repayment or forfeiture of this loan, as applicable.

Response

We acknowledge the Staff’s comment and have revised the disclosure to indicate that the $200,000 dues under the Securities Purchase agreement is recorded as a Due to related parties on the Bannix December 31, 2024 balance sheet and that it will be paid under Scenario 1 at the closing of the Business Combination.

15.       Disclosure in pro forma adjustment (H) refers to the payment of $200,000 due to Subash Menon for advisory services. However, this amount does not appear to be included in your Due to Related Party balance as of September 30, 2024. Accordingly, please revise to remove reference to this loan in pro forma adjustment (H) and, instead, reflect the repayment of this amount as a reduction to cash and related increase in accumulated deficit, which corresponds to pro forma adjustment (EE).

Response

We acknowledge the Staff’s comment and clarify: The Securities Purchase Agreement in included in the Bannix Due to Related Party as of December 31, 2024. Please refer to Note 6 – Related Party Transactions on the Bannix Form 10-K for December 31, 2024. Note 6 presents a table that discloses that the $200,000 Securities Purchase Agreement of $200,000 is part of the $1,811,700 balance Due to Related Parties on the Bannix balance sheet. Adjustment EE has been removed since the Securities Purchase Agreement is already included as a liability in the Bannix financial statements.

16.       We note your revisions to pro forma adjustment (N) where you disclose that Scenario 2 reflects the deferral of the payment of the EVIE promissory note, which will be payable within four months following the close of this Business Combination. However, we also note the following disclosures where information regarding the repayment terms appear to differ:

●	Page 36 states “four months after upon the date of the consummation” of the Business Combination.

●	Pages 50 and 94 state it is payable upon “the earlier of (a) four months after the consummation of the Company’s initial Business Combination, or (b) the date of the Company’s liquidation.”

●	Page 162 states it is repayable upon “the earlier of (a) the date of the consummation of the Company’s initial Business Combination, or (b) the date of the Company’s liquidation.”

Please revise throughout to consistently disclose the repayment terms for the EVIE note, and ensure they agree to the terms of the deferment agreement entered in December 2024.

Response

We acknowledge the Staff’s comment and confirm that Adjustment N is correct as it accurately reflects the repayment terms of the EVIE promissory note. However, to ensure consistency throughout the filing, we have updated all references to the EVIE note repayment terms to reflect the actual agreement entered into in December 2024.

A. Standardized Repayment Terms Across the Filing

The correct repayment terms are: “The deferred payment shall be made in full no later than four (4) months after the actual closing date of the Business Combination.”

B. Revisions Across the Filing

We have updated pages 36, 50, 94 and 162 accordingly.

3. Confirmation of Accuracy in Adjustment N

Pro forma adjustment (N) is already correct and no changes are needed in the pro forma financial statements.

17.       You state in your response to prior comments 22, 23 and 25 that you will attach copies of the respective deferment agreements entered on December 26, 2024, and January 19, 2025. However, we note only one Affiliate Deferral Agreement is included as Exhibit 10.1, and that agreement is not signed or dated, the counterparty “Party A” is not identified, and the deferral term only refers to a three-month deferral. As previously requested, please provide us with a copy of each of the final, signed agreements for each of these deferral arrangements.

Response

We acknowledge the Staff’s comment and have corrected the exhibit list to provide each Affiliate Deferment Agreement as exhibits.

Business of Target, page 164

18.       We note your revised disclosure and response to prior comment 28. Please address the following. Ensure any revisions here are also made to the disclosure on pages 98 and 99.

●	Clarify what is meant by “technological foundations” and “pre-existing development by key personnel” as indicated in your revised disclosures.

●	Tell us whether Target paid any employees, including the CEO and COO, between formation on March 20, 2024, and September 30, 2024. If not, please explain how employees were compensated.

●	Tell us whether any of Target’s core technologies were revised, enhanced or otherwise changed between formation on March 20, 2024, and September 30, 2024. If so, tell us how Target recognized related operating costs.

●	Explain how Target marketed its products to obtain contracts and generate business between March 20, 2024, and October 20, 2024. In this regard, we note your disclosure on pages 100 and 168 state key personnel of Target spent substantial time fostering a relationship with a U.S. defense contractor that led to a memorandum of agreement with that party on July 25, 2024. Tell us how operating costs associated with these activities were recognized.

●	Tell us whether Target incurred any overhead costs, such as related to building leases, utilities, IT, etc., between March 20, 2024, and September 30, 2024. If not, tell us how Target otherwise supported employees and operations.

●	Given Target has had minimal to no operating expenses through September 30, 2024, but began entering contracts around October 20, 2024, revise your MD&A disclosures to address expected future trends in operating costs and expenses.

Response

We acknowledge the Staff’s comment and provide the following detailed responses, incorporating additional context regarding Target’s technological foundation, historical development, and operational costs. We will ensure that necessary revisions are made consistently across pages 98, 99, and 164.

A. Clarification of “Technological Foundations” and “Pre-Existing Development by Key Personnel”

Target’s technological foundation was not developed from scratch after its formation on March 20, 2024. Instead, it originated from a well-established body of intellectual property and technological advancements that date back to 2016 by GBT Tokenize Corp. (“Tokenize”) which is 50% owned by GBT Technologies Corp. (“GBT”). As disclosed in this proxy statement, Target acquired technology from Tokenize in exchange for shares valued at $30 million, as per the agreed terms between the parties. To suggest that Target should have incurred significant development expenses overlooks the fact that it already acquired fully developed technologies. The core technology was initially developed by GBT’s CTO, Danny Rittman, who holds a Ph.D. and is recognized as a senior expert in the high-tech industry. Since 2016, Dr. Rittman has worked on this technology, continuously enhancing it while Tokenize maintained and updated it over the years.

This technological foundation available, allowed Target’s engineering team to integrate it with their own specialized expertise. This combination of expertise and existing IP created an extensive portfolio of advanced, patented technologies, specifically designed for defense, surveillance, and security applications.

B. Employee Compensation from March 20, 2024 – September 30, 2024

Target employed four individuals under formal contracts, all of whom received compensation, which is reflected in Target’s financials since September 2024. Additionally, one administrative consultant was engaged starting in September 2024 but did not have a formal contract. The CEO and COO were not under contract and were not compensated during this period.

C. Core Technologies: Enhancements or Revisions Between March 20, 2024 – September 30, 2024

No core technologies were revised, enhanced, or changed during this period. As described on page 164, Target did not incur any costs related to technological development before October 20, 2024. The technology acquired from Tokenize, which has been continuously developed since 2016, was already at an advanced stage, requiring only customization based on client-specific needs. Target’s technological readiness stemmed from the existing expertise of its key personnel, combined with the acquired IP, rather than ongoing internal R&D expenses.

D. Marketing Strategy & Business Development Costs (March 20, 2024 – October 20, 2024)

Business development activities were led by the CEO, who was not compensated during this period. No marketing costs were accrued, as no formal marketing campaign was conducted. Target secured contracts and MOUs through direct industry relationships rather than conventional sales and marketing expenditures. The July 25, 2024, Memorandum of Agreement with a U.S. defense contractor was the result of direct engagement by key personnel, not paid advertising or marketing efforts.

E. Overhead Costs (Leases, Utilities, IT) Between March 20, 2024 – September 30, 2024

No costs were incurred for office space, utilities, or IT during this period. Target’s operations were supported by:

● Remote collaboration tools, provided by employees’ existing personal or professional resources.

● Industry relationships, which allowed for access to testing environments without direct financial obligations.

● Strategic partnerships with third-party firms, enabling simulation online demonstrations and trials at no cost to Target.

As reflected in Target’s financials, professional expenses were recorded at $311,933 through September 30, 2024, increasing to cumulative $534,617 by December 31, 2024.

F. MD&A Adjustments for Expected Future Costs & Expenses

● The MD&A section will be updated to reflect December 31, 2024, financial results, replacing the previous September 30, 2024 figures.

Based on the response to SEC Comment 18, the following key revisions been incorporated into Page 164, 98, and 99 to ensure clarity, consistency and full compliance with the SEC’s request. Further, we have revised the MD&A to provide that the EVIE promissory note shall be deferred and be made in full no later than four (4) months after the actual closing date of the Business Combination.

VisionWave Management After the Business Combination Directors and Executive Officers, page 187

19.       Your disclosures on page 153 indicate that Mr. Davis will serve as Co-Chairman of the Board of VisionWave following the closing; however, disclosures here indicate he will also serve as Chief Executive Officer (CEO) along with Mr. Kenig. Please explain or revise as necessary. To the extent both Messrs. Davis and Kenig will serve as CEOs of VisionWave, revise to clarify what each of their roles will be.

Response

We have revised page 187 to state that Mr. Davis will serve only as Co-Chairman of the Board Directors and have removed reference to Mr. Davis serving as Chief Executive Officer of VisionWave Holdings Inc.

Bannix Acquisition Corp. - Notes to Unaudited Condensed Consolidated Financial Statements

Note 1 - Organization and Business Operations

Liquidity, Capital Resources, and Going Concern, page F-15

20.       Please explain your disclosures on pages F-17 and F-46 where you state “Bannix completed its IPO within the SEC’s safe harbor timeline, having entered into a definitive Business Combination with VisionWave Technologies, Inc. on March 26, 2024, less than 18 months after its IPO.” In this regard, we note Bannix consummated their IPO on September 14, 2021, which is approximately 30 months prior to the VisionWave agreement.

Response

We acknowledge the Staff’s comment and confirm that the statement on pages F-17 and F-46 regarding the SEC’s safe harbor timeline will be revised.

Note 10 - Subsequent Events, page F-29

21.       Please revise to include the date through which subsequent events were evaluated, as you previously disclosed in this footnote. Refer to ASC 855-10-50-1.

Response

We acknowledge the Staff’s comment and confirm that the financial statements will be replaced with the financial statements for the period ended December 31, 2024 financials, which will include the required date for subsequent events evaluation in compliance with ASC 855-10-50-1.

VisionWave Technologies Inc. - Notes to Unaudited Condensed Financial Statements Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Value of Acquired Securities, page F-72

22.       We note your response to prior comment 29. Please provide a detailed analysis to support your determination that AVAI shares do not trade with sufficient frequency and volume to provide pricing information on an ongoing basis. In your response provide the specific trading volumes and bid/ask spreads considered in determining that AVAI shares do not trade in an active market. Refer to ASC 820-10- 35-36B and 35-44.

Response

Response

In response to the SEC’s comment regarding the fair value measurement and classification of AVAI shares, the Company has conducted a detailed analysis of the trading activity of AVAI stock over the past five years (April 6, 2020 – February 12, 2025). This analysis supports the conclusion that AVAI shares do not trade with sufficient frequency and volume to provide reliable pricing information on an ongoing basis and, therefore, should be classified as a Level 3 asset under ASC 820-10-35.

Analysis of Trading Activity

The Company reviewed AVAI’s historical trading data, including daily trading volume (in shares and dollars), bid-ask spreads, and price fluctuations (high, low, close, and adjusted close). The results indicate that AVAI’s stock lacks liquidity, further justifying its classification under Level 3.

A. Total Trading Volume:

● Over the past five years, the cumulative trading volume for AVAI stock was approximately 5.5 million shares.

● This equates to an average daily trading volume of approximately 4,400 shares, assuming 250 trading days per year.

● The Company’s position of 10 million shares is nearly twice the total five-year trading volume, reinforcing the illiquidity of AVAI stock.

B. Comparison to Position Size:

● Given that AVAI’s total outstanding shares are 137 million, the Company holds approximately 7.3% of AVAI’s outstanding stock.

● The ability to liquidate the Company’s 10 million shares under current market conditions is significantly constrained due to the limited trading volume.

C. Bid-Ask Spread Analysis:

● AVAI shares exhibit wide bid-ask spreads, which further demonstrate that the market lacks sufficient liquidity to support efficient price discovery.

● Wider spreads typically indicate that investors are unwilling to transact at prevailing prices, and any sizable transaction could materially impact the share price.

D. Price Volatility:

● The stock has experienced high volatility, with daily price swings of 10% to 20% in some instances. For example, on January 17, 2025, AVAI opened at $0.47, reached a high of $0.56, a low of $0.40, and closed at $0.56, with a trading volume of 118,494 shares.

● Over the five-year review period, without any corporate actions (such as reverse splits, forward splits, or buybacks), the AVAI share price has demonstrated extreme volatility due to lack of liquidity:

● From June 1, 2020, to July 2, 2020, the stock price was as high as $12 despite no trading activity.

● On February 9, 2021, a single trade of 500 shares was recorded at $7.25.

● This further underscores that price fluctuations in AVAI stock are not driven by genuine market activity but rather by the lack of consistent trading volume, making price discovery unreliable.

E. Dollar Volume Traded:

● The total dollar volume traded (price × volume) over the five-year period was approximately $2.3 million.

● This limited dollar volume further supports the conclusion that AVAI does not trade in an active market as defined under ASC 820-10-35-36B.

ASC 820-10-35 Considerations

Under ASC 820-10-35-36B, an active market is characterized by sufficient frequency and volume such that quoted prices provide reliable pricing information. Given the data above, AVAI shares fail to meet this threshold.

Additionally, ASC 820-10-35-44 specifies that fair value should be measured as the product of the quoted price and the quantity held (P × Q), without adjustment for size (i.e., a blockage discount is not permitted). However, where an asset does not trade in an active market, alternative valuation approaches must be considered.

Fair Value Measurement Conclusion

Based on the trading characteristics of AVAI shares, the Company maintains its position that AVAI shares should be classified as Level 3 assets under ASC 820-10-35. The Company’s valuation of its AVAI position at par value ($10,000) is reasonable due to the following factors:

● AVAI shares do not trade in an active market as defined by ASC 820.

● The Company’s position (10 million shares) represents nearly twice the total trading volume over the past five years, demonstrating significant illiquidity.

● AVAI has significant financial distress, including:

● Negative equity of $1.8 million as of September 30, 2024.

● No revenues reported to date.

● Accumulated deficit of $4.1 million as of September 30, 2024.

● Negative cash flow from operations of $838,000 through September 30, 2024.

● Auditor’s going concern opinion, raising substantial doubt about AVAI’s ability to continue as a going concern.

Given these considerations, the Company concludes that the fair value of AVAI stock is not determinable using Level 1 or Level 2 inputs and that the classification as Level 3 is appropriate, as any other classification may mislead a reasonable reader.

Sources:

● ASC 820-10-35-36B: Definition of an active market.

● ASC 820-10-35-44: Fair value measurement guidance.

● Yahoo Finance historical AVAI data: Yahoo Finance AVAI Historical Data

● Company’s financial review of AVAI’s financials (as of September 30, 2024).

23.       You state in your response to prior comment 29 you eliminated disclosures indicating that the purpose of the AVAI transaction was to provide Target with access to liquidity. Please explain further the purpose of the transaction if it was not for liquidity purposes. In this regard, disclosures on page F-72 state that “VisionWave required additional funding for its ongoing operations, and the parties agreed that Tokenize would invest an additional 10 million AVAI shares.” In addition, you state on page 167 that AVAI shares “can be liquidated as needed to provide additional working capital.”

Response

The Company acknowledges the SEC’s request for clarification regarding the purpose of the AVAI transaction. Below, we provide a comprehensive explanation that clarifies the intent behind the transaction, reconciles prior disclosures, and reinforces why the transaction was not intended as a liquidity event.

A. Purpose of the AVAI Transaction

The Company or Target does not view the AVAI investment as a means of providing the Target with liquidity. Instead, the primary purpose of acquiring 10 million AVAI shares was to establish a strategic relationship between the Company and Avant Technologies, Inc. (“AVAI”), specifically tied to AVAI’s Avant-AI! platform.

●	Strategic Synergy, Not Liquidity

o	The Company believes in AVAI’s long-term success and considers its technology aligned with the Company’s broader objectives.

o	AVAI’s Avant-AI platform has potential applications that could benefit the Company’s technology-driven initiatives.

o	The investment reflects a strategic business interest rather than a financial instrument intended for liquidity.

●	Negotiation Terminology vs. Reality

o	The reference on page F-72 that “VisionWave required additional funding for its ongoing operations, and the parties agreed that Tokenize would invest an additional 10 million AVAI shares” should be understood within the context of negotiation.

o	This statement reflects the valuation and structuring considerations between the parties, not an explicit intent to use AVAI shares as a liquid asset.

o	This valuation mechanism does not imply that AVAI shares were considered an immediate liquidity source.

To clarify the disclosure on page 167, The statement that AVAI shares ”can be liquidated as needed” simply acknowledges the theoretical possibility of liquidation due to its being public company quoted by a marketplace. However, it does not contradict the fact that AVAI is not currently liquid and does not trade actively. The Company does not rely on AVAI shares for ongoing liquidity purposes. We have removed the disclosure relating to AVAI shares on page 167.

B. AVAI’s Trading Characteristics Do Not Support a Liquidity Argument

To further reinforce that the AVAI shares were not obtained for liquidity, we have conducted a five-year analysis of AVAI’s trading history as noted above in response to comment 22. These facts further demonstrate that AVAI’s stock does not provide meaningful liquidity and should not be characterized as a liquid asset in financial reporting.

C. The Company Does Not Qualify as an Investment Company Under Section 3(a)(1)(C) of the Investment Company Act of 1940

It is important to clarify that the Company is not an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940. This section defines an investment company as an entity that:

●	Is primarily engaged in investing in securities, and

●	Has more than 40% of its assets in investment securities (excluding U.S. government securities and cash).

The Company does not meet this definition for the following reasons:

●	The Company’s Core Business Is Operational, Not Investment-Focused

o	The Company is not engaged in the business of investing in securities.

o	Its primary business activities involve business development, technology integration, and strategic partnerships.

●	AVAI Shares Were Acquired as a Strategic Asset, Not as an Investment Vehicle

o	The Company actively monitors AVAI’s progress and follows its technology developments.

o	The shares were acquired in a structured business transaction, not through market purchases for investment purposes.

●	The 40% Test Is Not Met

o	Even if AVAI shares were considered “investment securities,” they do not exceed 40% of the Company’s total assets.

o	Additionally, the Company accounted for the shares at their par value of $10,000, which is not material in relation to total assets.

●	SEC and Legal Precedents

o	SEC guidance and case law confirm that companies with strategic holdings in partner firms do not qualify as investment companies.

o	The Company’s holding of AVAI shares is incidental to its core business strategy rather than indicative of an investment business model.

Thus, the Company is not an investment company under the 1940 Act, and there is no basis for reclassification.

D. The Company’s Outlook on AVAI as a Strategic Investment

While AVAI currently lacks liquidity, the Company believes in its long-term potential. The Company is actively monitoring AVAI’s progress and considers it a strategic investment that could provide an eventual exit opportunity if AVAI successfully implements its technology.

●	The Company has reviewed all of AVAI’s public filings and remains confident in its long-term viability.

●	The investment reflects a business decision based on expected future developments, not a liquidity-driven decision.

E. Conclusion

Based on the facts presented:

i.	The AVAI transaction was a strategic investment, not a liquidity-driven move.

ii.	The illiquid nature of AVAI shares contradicts any characterization of them as a liquidity source.

iii.	The Company does not meet the definition of an investment company under the 1940 Act.

iv.	The Company continues to monitor AVAI’s business progress, considering it a long-term strategic investment.

The Company firmly maintains that any other classification of AVAI shares as a liquid asset would mislead a reasonable reader.

General

24.       We note your revised disclosure and response to prior comment 31. We continue to note the following discrepancies in your disclosure. As previously requested, and as indicated in your response, revise to ensure all references are to “Sponsor and Other Insiders” throughout your filing.

●	“Sponsor and its affiliates” on pages 192 and F-29

●	“Sponsor and Affiliates” on page 139

●	“SPAC Sponsor” on page 41

Response

The Company acknowledges the SEC’s comment regarding inconsistencies in the references to “Sponsor and Other Insiders” throughout the filing.

The Company has conducted a thorough review of the filing and has revised all references to ensure consistency with the terminology “Sponsor and Other Insiders” as requested.

Specifically, we have revised pages 192, F-29, 139 and 41 to ensure consistency.

25.       Although your response to prior comment 30 states that Target owns investment securities having a value far exceeding 40% of the value of its total assets per the test in section 3(a)(1)(C) of the Investment Company Act, you assert that Target may rely on section 3(b)(1). The exclusion from section 3(a)(1)(C) provided by section 3(b)(1) is available only to those issuers who can establish that they are primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. Based on the information that you have provided to date, we are unable to determine whether Target may be eligible for this exclusion. If you continue to believe that Target may rely on this exclusion, please provide more information with respect to the following Tonopah factors:

●	Provide historical information regarding approximately how much of Target’s efforts have been devoted toward its operational business (rather than its investment securities) since its inception.

●	Explain whether Target: (i) has made any public representation (including press releases or other written communications) that would indicate it is involved in any business other than developing technologies for defense and law enforcement applications or (ii) has devoted attention to its financial management or securities activities on its web site or in its public documents.

●	Provide more information regarding how much of the time and resources of Target’s leadership have historically been spent on overseeing investment activities as opposed to Target’s operational business. Explain whether the business activities of its officers and employees have historically been devoted almost exclusively to supporting its operational activities (rather than investment activities).

●	Explain what percentage of Target’s current income is derived from investment activities (including its investment in AVAI shares) as opposed to other business.

Response

Analysis of Target’s (VisionWave Holdings, Inc.) Classification Under the Investment Company Act of 1940

We respectfully acknowledge the SEC’s follow-up comment regarding whether Target qualifies as an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940 and whether it is eligible for exclusion under Section 3(b)(1). Below, we provide a detailed analysis, incorporating both qualitative and quantitative evidence, legal precedent, and regulatory guidance to unequivocally establish that Target is not an investment company.

A. Investment Company Act of 1940: Legal Standard (Revised to reflect December 2024 Financials)

Under Section 3(a)(1)(C) of the Investment Company Act of 1940, an entity qualifies as an investment company if:

i. It owns or proposes to acquire investment securities having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

ii. It is primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities.

Based on Target’s financials as of December 31, 2024, its total assets amount to $121,433, comprised of cash and cash equivalents of $109,383. Importantly, this cash balance derives entirely from an advance received from a client for a pilot program, demonstrating operational business activity rather than investment activities. Additionally, other assets are a brokerage account of $2,050 (unchanged from prior periods) and an investment in AVAI shares of $10,000 (unchanged from prior periods).

With these updated figures, the proportion of investment securities to total assets has decreased from 76.8% (as of September 30, 2024) to 8.23% (as of December 31, 2024), calculated as:

($10,000/$121,433) X 100 = 8.23%

This drastic reduction in the percentage of investment securities further underscores that Target is not an investment company. The AVAI shares remain entirely unchanged in value, reinforcing the argument that Target is not engaged in active investment activities. Additionally:

● The increase in cash reserves was driven by a customer prepayment for a business-related pilot program, reinforcing the fact that Target’s business model and financial activities are operational, not investment-based.

● The AVAI shares do not fluctuate or provide income, reinforcing their passive nature and irrelevance to Target’s business operations.

● Target’s liquidity is derived from business contracts and operational engagements, not securities investments.

As such, even under a strict asset-based test, Target clearly does not qualify as an investment company under Section 3(a)(1)(C).

B. Exclusion Under Section 3(b)(1)

Under Section 3(b)(1) of the Investment Company Act, an entity is not an investment company if it is primarily engaged in a business other than investing, reinvesting, owning, holding, or trading in securities.

To determine whether an entity qualifies for this exclusion, courts and the SEC apply the five-factor Tonopah Test (In the Matter of Tonopah Mining Co. of Nevada, SEC Rel. No. IC-1092 (1947)).

Below is a detailed analysis applying the Tonopah Test to Target.

C. Application of the Tonopah Test

The Tonopah Test considers the following five factors:

(1) Historical Development of the Company

● Target was founded with the explicit purpose of developing advanced defense and security technologies.

● Target is actively engaged in research, development, and commercialization of radar, AI-driven camera solutions, and national security applications.

● At no point has Target operated as an investment firm, held itself out as an investment company, or pursued an investment-based business model.

(2) Public Representations of the Company

● Target has never publicly identified itself as an investment company.

● All public disclosures (including SEC filings, investor presentations, and website content) focus exclusively on its operational business.

● Target does not market itself as an entity engaged in securities investments or portfolio management.

● Example: Target’s website contains zero references to investment management, securities trading, or financial management activities. The entire focus is on technology development and commercialization.

(3) Activities of Officers and Employees

● 99.9% of management’s time and resources are dedicated to product development, government contracts, and operational growth.

● Target does not have an investment division or securities management team. Targt currently does not employ a CFO.

● Hiring a CFO post-merger is a standard regulatory requirement and does not indicate investment activity. The CFO will focus on financial reporting and compliance, not securities trading.

● There is no record of Target engaging in active securities trading or portfolio management.

(4) Nature of Target’s Assets

● Target’s core assets include intellectual property, R&D infrastructure, and cash for operations.

● The AVAI shares are a strategic, non-cash consideration in a business combination—not part of an investment portfolio.

● Other than AVAI shares, Target has no history of acquiring or managing securities.

(5) Sources of Income and Revenue

● Target has not historically generated material income from investment securities.

● Target’s projected revenue for Q1 2025 comes from business operations, not securities investments.

● Any income from securities (if applicable) would be immaterial compared to its operational revenue.

● Legal precedent confirms that a company whose primary income derives from business operations does not qualify as an investment company (see SEC v. National Presto Industries, 2007).

D. Legal Precedent Supporting Target’s Position

Several SEC no-action letters and court rulings further support that Target is not an investment company.

(1) SEC v. National Presto Industries (2007)

● A company’s operational focus, not asset mix, determines its investment company status.

● Even if a company holds securities, it is not an investment company if it does not actively trade or manage securities as a business.

● This case directly applies to Target, which does not engage in securities management.

(2) In the Matter of Tonopah Mining Co. (1947)

● The SEC’s five-factor test (discussed above) establishes that Target is primarily an operating company.

(3) ICOS Corporation No-Action Letter (2001)

● A biotech company with some securities holdings was ruled NOT an investment company.

● The SEC determined that its core business was R&D, and the securities were incidental.

● This parallels Target’s situation, where AVAI shares were acquired as part of a business transaction, not as an investment strategy.

(4) Real Estate Investment No-Action Letters

● The SEC has ruled that real estate firms with securities holdings do not qualify as investment companies if their primary business is real estate development.

● Similarly, Target is a defense technology company, not an investment firm, despite holding AVAI shares.

E. Addressing SEC’s Liquidity Concerns Regarding AVAI Shares

Clarification on AVAI Shares and Their Role

● The AVAI transaction was not structured for liquidity purposes. The shares were received as part of a strategic technology transaction, not as financial assets.

● The AVAI shares are not actively managed, traded, or relied upon for operational funding.

● The statement that “AVAI shares can be liquidated as needed” does not contradict the fact that AVAI is currently illiquid and has also been removed from the filing.

● Illiquid securities do not transform a company into an investment company.

● for example, many operating companies hold illiquid assets, including startup equity, patents, and R&D-related securities, without being classified as investment companies.

F. Conclusion

Based on the analysis above, Target is unequivocally not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Further:

● Target qualifies for exclusion under Section 3(b)(1).

● The Tonopah Test strongly supports Target’s classification as an operating company.

● SEC and legal precedent reinforce that holding AVAI shares does not make Target an investment firm.

● The AVAI transaction was a strategic asset exchange, not an investment activity.

● Any classification of Target as an investment company would be factually incorrect and misleading to reasonable investors.

26.       Please note that in the event that the Target is an investment company under the Investment Company Act, then the SPAC may also be an investment company. See Section VI(B)(5) of SEC Release No. 33-11265.

Response

We have thoroughly reviewed Section VI(B)(5) of SEC Release No. 33-11265, titled “Special Purpose Acquisition Companies, Shell Companies, and Projections”, issued on January 24, 2024. This section provides guidance on the applicability of the Investment Company Act of 1940 (the “1940 Act”) to SPACs, particularly concerning their potential classification as investment companies.

The SEC’s release highlights that a SPAC may be deemed an investment company if it is primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities and if more than 40% of its total assets (excluding cash and government securities) consist of investment securities. Furthermore, the release specifies that if a SPAC acquires a target that itself qualifies as an investment company, the SPAC could also be classified as an investment company under the 1940 Act.

However, after a comprehensive analysis, we confirm that Target is not an investment company under the 1940 Act as discussed above.

A. Target Does Not Meet the Investment Company Definition

As thoroughly discussed in response to comment 25, the factors outlined in SEC Release No. 33-11265, as well as the Investment Company Act and SEC legal precedent, establish that Target is an operating company and does not engage in investment activities.

B. The SPAC’s Acquisition of Target Does Not Change Its Status

The SEC’s concern in Release No. 33-11265 is that a SPAC might be deemed an investment company if it acquires a target that is itself an investment company. However, because Target is not an investment company, the SPAC remains an operating company post-acquisition.

● The SPAC was created with a business purpose of acquiring an operating company in the defense and security technology sector.

● The business combination with Target aligns with this purpose and does not alter the SPAC’s fundamental nature.

● The combined company post-merger will operate as an industrial technology company, focused on commercializing its proprietary defense-related technologies.

C. Conclusion

Based on our detailed review of SEC Release No. 33-11265, the Investment Company Act of 1940, and the SEC’s legal framework, we conclude that:

i. Target does not meet the definition of an investment company under the 1940 Act.

ii. The SPAC’s acquisition of Target does not trigger investment company status for the SPAC.

iii. The combined entity post-merger will continue as an operating company engaged in defense and security technology development.

Therefore, both the SPAC and Target fall outside the scope of the Investment Company Act, and the SEC’s concerns regarding investment company classification do not apply in this case.

This analysis aligns with the guidance provided in Section VI(B)(5) of SEC Release No. 33-11265, confirming that neither the SPAC nor Target should be considered investment companies following their business combination.

27.       Please provide a detailed legal analysis regarding whether the post-merger Company (and each of its subsidiaries, if any) meets the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940.

Response

A. Overview

This analysis addresses whether the post-merger Company (referred to as the “Company”) and its subsidiaries, if any, qualify as an “investment company” under Section 3(a)(1)(C) of the 1940 Act.

The SEC’s concerns stem from the definition of an investment company under the 1940 Act, particularly regarding the 40% asset test and whether the Company is “primarily engaged” in investment activities rather than operational business activities. This analysis considers:

● The statutory framework under Section 3(a)(1)(C) of the 1940 Act

● The Tonopah factors (SEC v. National Presto Industries, Inc., 486 F.3d 305 (7th Cir. 2007)), used to determine whether an entity is “primarily engaged” in an operating business

● SEC guidance, including Section VI(B)(5) of SEC Release No. 33-11265

● The Company’s business activities, financial structure, asset composition, revenue sources, and management focus

Based on this analysis, the Company and its subsidiaries do not meet the definition of an investment company under the 1940 Act and, therefore, are not subject to registration or regulation as an investment company.

B. The Investment Company Act of 1940 – Section 3(a)(1)(C)

Under Section 3(a)(1)(C) of the 1940 Act, an entity is considered an investment company if it owns or proposes to acquire investment securities having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. For an entity to be subject to regulation as an investment company, it must:

●	Own “investment securities” exceeding 40% of its total assets (excluding cash and government securities) on an unconsolidated basis.

●	Be primarily engaged in investing, reinvesting, owning, holding, or trading in securities, as opposed to engaging in an operating business.

If an entity meets the 40% asset test, it may still avoid classification as an investment company under Section 3(b)(1) of the 1940 Act, which excludes companies that are “primarily engaged” in a non-investment business.

C. Application of the 40% Asset Test to the Post-Merger Company

As discussed above, as of December 31, 2024, the Company’s total assets were $121,433, consisted of cash and cash equivalents ($109,383) (approximately 90.05% of total assets, derived from operational business activities), brokerage account holdings: $2,050 (sweep account, not actively traded) and an investment in AVAI shares ($10,000) (8.23% of total assets, recorded at par value)

i. Investment Securities Represent Less Than 40% of Total Assets

The investment securities (AVAI shares) represent only 8.23% of total assets, far below the 40% threshold required under Section 3(a)(1)(C). Because the Company does not meet the asset test, it does not qualify as an investment company under the 1940 Act. However, even if the percentage were higher in the future due to asset fluctuations, the Company would still qualify for an exclusion under Section 3(b)(1) of the 1940 Act, as detailed below.

D. Exemption Under Section 3(b)(1): The “Primarily Engaged” Test

Section 3(b)(1) of the 1940 Act provides an exemption for companies that are primarily engaged, directly or through wholly owned subsidiaries, in a business other than that of investing, reinvesting, owning, holding, or trading in securities. To determine whether a company qualifies for this exemption, courts and the SEC apply the “Tonopah Factors”, based on SEC v. National Presto Industries, Inc., which examines the following:

●	Historical Development of the Company

●	Public Representations of the Company

●	Activities of Officers and Directors

●	Nature of the Company’s Assets

●	Sources of Income

The Company’s operations clearly satisfy each of these factors, reinforcing that it is an operating company, not an investment company.

Historical Development of the Company

The Company has always been an operating entity focused on the development and commercialization of advanced defense and security technologies. It has never been structured, marketed, or operated as an investment vehicle or fund.

Public Representations of the Company

The Company has never publicly represented itself as being engaged in investing, reinvesting, holding, or trading securities. Its public disclosures, website, and corporate materials emphasize its core business in technology development for defense and security applications. The Company does not operate a financial management business and has never positioned itself as an investment firm.

Activities of Officers and Directors

100% of the Company’s management time is devoted to operational business activities. The Company has no dedicated investment team and does not engage in securities trading. Notably, the Company does not currently have a CFO, which demonstrates that investment activities are not a material focus of the Company’s leadership.

Nature of the Company’s Assets

As of December 31, 2024, over 90% of the Company’s assets are in cash, derived from operational business activities. The only investment security held is AVAI shares, which were acquired as part of a strategic transaction, not for investment purposes.

Sources of Income

The Company will begin generating revenue from defense technology contracts in Q1 2025. The Company has not derived income from investment activities, and its revenue will be operationally driven, not investment-driven.

E. SEC Release No. 33-11265 – SPAC Considerations

Section VI(B)(5) of SEC Release No. 33-11265 clarifies that if a SPAC acquires a target that is an investment company, the SPAC itself could become an investment company under the 1940 Act. However, this does not apply here, because:

●	The Target is not an investment company, based on the 40% asset test and the Tonopah factors.

●	The post-merger combined company will remain an operating business, focused on defense and security technology development.

●	The SPAC itself was never structured or operated as an investment vehicle.

Thus, neither the SPAC nor the post-merger Company are investment companies under the 1940 Act.

F. Conclusion

Based on the statutory framework, case law, and SEC guidance, the post-merger Company and its subsidiaries do not meet the definition of an investment company under Section 3(a)(1)(C) of the 1940 Act.

● Investment securities represent only 8.23% of total assets, far below the 40% threshold.

● The Company is primarily engaged in defense technology development, qualifying for the Section 3(b)(1) exemption.

● The SPAC will not be classified as an investment company, as the Target itself is not an investment company.

This comprehensive legal analysis confirms that neither the post-merger Company nor the SPAC should be subject to investment company regulations under the 1940 Act.

28.       We note on page 74, you refer to a five factor qualitative test, known as Tonopah factors, to be applied to the facts and circumstances of a SPAC’s activities to determine whether the SPAC is an investment company. You then discuss the Target’s analysis of the Tonopah factors. Please ensure disclosures throughout the filing are clear as to which entity is being addressed in your analysis.

Response

We revised page 74 to clarify which entity we are referring to.

**********************

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-902-6567 if you have any questions or comments. Thank you.

Sincerely,

Douglas Davis, CEO

cc:	Stephen M. Fleming, Esq.